SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LAIDLAW INTERNATIONAL, INC.
(Name of Issuer)
LAIDLAW INTERNATIONAL, INC.
(Name of Filing Person (Offeror))
Common Stock, $0.01 par value
(including the associated preferred stock purchase rights attached thereto)
(Title of Class of Securities)
50730R102
(CUSIP Number of Class of Securities)
Beth Byster Corvino, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
Laidlaw International, Inc.
55 Shuman Boulevard, Suite 400
Naperville, Illinois 60563
(630) 848-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))

Copy to:
Richard S. Meller, Esq.
Latham & Watkins
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700
CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

          This Tender Offer Statement on Schedule TO relates to the announcement by Laidlaw International, Inc., a Delaware corporation, of its intention to commence a tender offer to purchase up to approximately $400 million of common stock. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.
          Laidlaw International, Inc. has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Laidlaw International, Inc. will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the tender offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all stockholders of Laidlaw International, Inc.
ITEM 12. EXHIBITS.
(a)(5)(i) Script for Laidlaw Earnings Conference Call discussing tender offer, dated July 7, 2006.

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(5)(i)	Script for Laidlaw Earnings Conference Call discussing tender offer, dated July 7, 2006.

4